June 7, 2019

Dean Sukowatey
Chief Executive Officer
Clikia Corp.
4221 92nd Court
Des Moines, IA 50322

       Re: Clikia Corp.
           Post-Qualification Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed May 23, 2019
           File No. 024-10934

Dear Mr. Sukowatey:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 if
you have any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Transportation and Leisure